Plainsboro Funds

4 Windmill Court

Plainsboro, New Jersey 08536

October 7, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Mr. Edward P. Bartz

Re:

Plainsboro Funds (the “Trust”) Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (File Nos. 333-174385 and 811-22560) (the “Registration Statement”)

Dear Mr.Bartz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement which was filed with the U.S. Securities Exchange Commission on October 6, 2011 via EDGAR be accelerated so that the same will become effective at 12:00 p.m., Eastern Time, Tuesday, October 11, 2011, or as soon thereafter as practicable.

The Trust is self-distributed and, as such, does not have a principal underwriter.

If you have any questions concerning this request, please do not hesitate to contact John H. Lively at 913.660.0778.

Plainsboro Funds

/s/ ___Yang Xiang _____________

By:

Yang Xiang

Title:

President and Trustee